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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE TO-I/A
                                (Amendment No. 2)
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                           EDEN Bioscience Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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Stock Options Under the EDEN Bioscience Corporation 1995 Combined Incentive and
    Nonqualified Stock Option Plan and the EDEN Bioscience Corporation 2000 Stock Incentive Plan to Purchase Common Stock, Par Value $.0025 Per Share
                         (Title of Class of Securities)

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                                    27944510
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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          Bradley S. Powell                                  Copy to:
Chief Financial Officer and Secretary                       Andrew Bor
     EDEN Bioscience Corporation                         Perkins Coie LLP
      3830 Monte Villa Parkway                     1201 Third Avenue, 48th Floor
       Bothell, WA 98021-6942                            Seattle, WA 98101
            425-806-7300                                   206-583-8500
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

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     Transaction Value*                             Amount of Filing Fee
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        $1,707,290                                         $342
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*     For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 1,421,768 shares of EDEN Bioscience Corporation common stock, par value $.0025 per share, having an aggregate value of $1,707,290 as of June 14, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $342     Filing Party: EDEN Bioscience Corporation
      Form or Registration No.: TO-I   Date Filed: June 17, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender-offer subject to Rule 13e-4.

     [ ] going private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

     This final Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on June 17, 2002, to report the results of the offer by EDEN Bioscience Corporation (the "Company") to exchange certain options held by current U.S. employees and officers of the Company or its subsidiaries, except the Chief Financial Officer and Interim President, that are outstanding under the Company's 1995 Combined Incentive and Nonqualified Stock Option Plan (the "1995 Plan") and the Company's 2000 Stock Incentive Plan (the "2000 Plan" and together with the 1995 Plan, the "Stock Option Plans") to purchase shares of the Company's common stock, par value $.0025 per share, for new options that will be granted under the 2000 Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The Offer expired at 5:00 p.m., Pacific Daylight Time, on July 17, 2002. The Company has accepted for cancellation options to purchase 788,900 shares of our stock, representing approximately 55% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we expect to grant options to purchase an aggregate of 584,200 shares of our common stock in exchange for such tendered options. The Company promptly will send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(D) as previously filed, indicating the number of the holder's shares subject to the options that we have accepted for exchange or cancellation, the number of shares that will be subject to the new options to be granted to such holder (which will exclude the number of shares subject to any Additional Options that were tendered by the holder) and the expected grant date of the new options.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       EDEN Bioscience Corporation


                                       /s/ Bradley S. Powell
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                                       Bradley S. Powell
                                       Chief Financial Officer and Secretary

Date:  July 18, 2002